Item 1(a) Name of issuer:
The McClatchy Company
Item 1(b) Address of issuer's principal executive offices:
2100 Q Street, Sacramento, CA 95816 6899
2(a) Name of person filing:
BESTINVER GESTION S.A., SGIIC
2(b) Address or principal business office or, if none, residence:
Madrid (SPAIN) Calle Juan de Mena, no. 8, 28014
2(c) Citizenship:
Spanish
2(d) Title of class of securities:
Class A Common Stock
2(e) CUSIP No.:
US5794891052
Item 3. If this statement is filed pursuant to paragraph 240.13d 1(b)
or 240.13d 2(b) or (c),check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered
under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a 8).
(e) [ ] An investment adviser
in accordance with paragraph 240.13d 1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund
in accordance with paragraph 240.13d 1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person
in accordance with paragraph 240.13d 1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a 3);
(j) [ ] Group, in accordance with paragraph 240.13d 1(b)(1)(ii)(J).
Item 4. Ownership
(a) Amount beneficially owned: 9.776.396
(b) Percent of class: 17,12%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 9.776.396
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 9.776.396
(iv) Shared power to dispose or to direct the disposition of 0.
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 8th, 2008
Manuel Martinez Jerez and Alfonso Garcia Aragoneses.
Signature. MANUEL MARTINEZ JEREZ   ALFONSO GARCIA ARAGONESES.
Name/Title. Joint representatives. Powers of attorney were already filed with the Securities Exchange Commission by fax in the application for Edgar Access Codes.